November 4, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3030

Washington, D.C.  20549

Attn: Ms. Karen J. Garnett

Re:	The Howard Hughes Corporation
Amendment No. 3 to Registration Statement on Form 10-12B
Filed November 4, 2010
(File No. 001-34856)

Ladies and Gentlemen:

We refer to Amendment No. 3 to the Registration Statement on Form 10-12B (File No. 001-34856) (the “Registration Statement”), of The Howard Hughes Corporation (the “Company”), that was filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2010.

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request the acceleration of the effectiveness of the Registration Statement so that it may become effective as soon as practicable on Friday, November 5, 2010.

The Company acknowledges the following:

•                                          Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•                                          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•                                          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Matthew Bloch at (212) 310-8165 or Heather Emmel at (212) 310-8849 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement.

Very truly yours,

The Howard Hughes Corporation

By:	/s/ Linda Wight
Linda Wight
Vice President